WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

May 26, 2004

[redacted]

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

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The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed to its securities holders:

1. On March 16, 2004, the Company filed with the French securities regulator, the Autorité des Marchés Financiers, a copy of its document de référence in respect of fiscal year 2003. As this document was filed in the French language only, a copy is not being provided herewith.

2. On March 26, 2004, the Company published the Prior Notice (*avis de réunion*) of its Joint Ordinary and Extraordinary General Shareholders Meeting held on May 25, 2004 (the "Annual Shareholders Meeting"). As this notice was published in the French language only, a copy is not being furnished herewith.

3. The Company published, and included in its avis de réunion as well as in several of the other documents listed below, the resolutions submitted to the Annual Shareholders Meeting. A copy of the English language version of these resolutions is attached as Appendix A to this letter.

4. On April 19, 2004, Rexel, a subsidiary of the Company, issued a press release announcing its first quarter 2004 sales results. A copy of the English language version of this press release is attached as Appendix B to this letter.

5. On April 20, 2004, the Company issued a press release announcing its first quarter 2004 sales results. A copy of the English language version of this press release is attached as Appendix C to this letter.

6. On April 23, 2004, the Company issued a press release announcing that it had made an additional filing with the Securities and Exchange Commission in connection with its tender offer for outstanding shares of Gucci Group N.V. A copy of the English language version of this press release is attached as Appendix D to this letter.

7. On April 25, 2004 and in connection with the Annual Shareholders Meeting, the Company published an Information Notice (*note d'information*) regarding the Company's Share Repurchase Program. As this Information Notice was published in the French language only, a copy is not being furnished herewith.

8. On April 26, 2004, PPR published its Convocation Notice of the Annual Shareholders Meeting (*Avis de convocation*). As this notice was published in the French language only, a copy is not being furnished herewith.

9. In connection with the Annual Shareholders Meeting, the Company published its Convocation Notice Brochure (*avis de convocation*). As this Convocation Notice

Brochure was published in the French language only, a copy is not being furnished herewith

10. On April 29, 2004, the Company issued a press release announcing the initial results of its offer to purchase the remaining outstanding shares of Gucci Group N.V. A copy of the English language version of this press release is attached as Appendix E to this letter.

11. Also on April 29, 2004, the Company issued a press release announcing that it had received a suspension order from the Italian securities regulator relating to its offer to purchase the remaining outstanding shares of Gucci Group N.V. A copy of the English language version of this press release is attached as Appendix F to this letter.

12. On April 30, 2004, the Company issued a press release announcing a clarification in connection with the above-referenced Italian suspension order. A copy of the English language version of this press release is attached as Appendix G to this letter.

13. On May 21, 2004, the Company issued a press release announcing the completion of the subsequent offering period for its offer to purchase the remaining outstanding shares of Gucci Group N.V. and its intention to commence compulsory buy-out procedures for shares not purchased in the offer. A copy of the English language version of this press release is attached as Appendix H to this letter.

14. On May 24, 2004, Rexel issued a press release announcing a 4.1% increase in sales for the month of April over the sales results of April 2003. A copy of the English language version of this press release is attached as Appendix I to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

RESOLUTIONS SUBMITTED TO THE JOINT ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF MAY 25, 2004

FIRST RESOLUTION
(Approval of the annual accounts)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after having reviewed :

- the Management Report of the Management Board for the 2003 financial year,
- the observations of the Supervisory Board,
- the Statutory Auditors' report on the completion of their assignment during the said financial year,

approves the annual accounts for the 2003 financial year as presented together with the transactions reflected in these accounts and summarised in these reports.

SECOND RESOLUTION
(Approval of the consolidated accounts)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after having reviewed :

- The Management Report of the Management Board on the management of the Group in 2003,
- the observations of the Supervisory Board,
- the Statutory Auditors' report on the 2003 consolidated annual accounts,

approves the consolidated annual accounts for the 2003 financial year as presented together with the transactions reflected in these accounts and summarised in these reports.

THIRD RESOLUTION
(Agreements referred to in Articles L. 225-86 et seq. of the Commercial Code)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after having reviewed the Statutory Auditors' special report on the agreements referred to in Articles L. 225-86 et seq. of the Commercial Code, approves the report and the transactions referred to therein.

FOURTH RESOLUTION
(Allocation of profits)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after approving the annual accounts as presented to it, which show:

a profit of..	€ 1,476,590,469.05
which, together with previous retained earnings of...........................	€ 77,870,662.80
show a positive balance of..	€ 1,554,461,131.85
allocates to the special long-term capital gains reserve the legal reserve in the amount of	€ 5,000.00
and allocates to the special long term capital gains reserve the amount of	€ 847,415,611.66

It notes the existence of a:

- balance available for distribution in the amount of	€ 707,040,520.19

which it hereby decides to allocate as follows:

- to shares as dividend payment in the amount of....................	€ 293,776,752.00
- retained earnings in the amount of	€ 413,263,768.19
Total equal to..	€ 707,040,520.19

The General Shareholders Meeting resolves to pay out, as from June 4, 2004, a net amount of € 2.40 per share in addition to any tax already paid to the French Treasury (dividend tax credit) as the case may be at the rate of 50% or the rate set forth according to the applicable tax laws. Any dividend amounts included in this distribution that apply to shares held by the Company on the distribution date or to any shares cancelled shall be allocated to retained earnings.

The General Shareholders Meeting notes that the income per share over the past three years is as follows:

Year of payment	Net Dividend	Tax credit of 50%	Total income
2001	€ 2.18 (FRF 14.30)	€1.09 (FRF 7.15)	€ 3.27 (FRF 21.45)
2002	€ 2.30	€ 1.15	€ 3.45
2003	€ 2.30	€ 1.15	€ 3.45

FIFTH RESOLUTION
(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mrs. Patricia Barbizet's term of office as a member of the Supervisory Board expires on this date,

hereby renews her term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

SIXTH RESOLUTION

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. François Henrot's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

SEVENTH RESOLUTION

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. René Barbier de La Serre's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

EIGHTH RESOLUTION

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. Luca Cordero di Montezemolo's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

NINTH RESOLUTION

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. François Pinault's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

TENTH RESOLUTION

(Renewal of the appointment of a Statutory Auditor)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that the appointment of KPMG SA as Statutory Auditor expires on this date, hereby renews this appointment for a period of six financial years to end upon the adjournment of General Shareholders Meeting convened to approve the 2009 annual accounts.

ELEVENTH RESOLUTION

(Appointment of an Alternate Statutory Auditor)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that the appointment of Mr. Jean Marc Decléty as alternate statutory auditor to KPMG SA expires on this date, hereby appoints the auditing firm of Jean-Claude André et Autres as new Alternate Statutory Auditor for a period of six financial years to end upon the adjournment of General Shareholders Meeting convened to approve the 2009 annual accounts.

TWELFTH RESOLUTION

(Authorisation in favour of the Management Board to purchase Pinault-Printemps-Redoute shares)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after reviewing the report of the Management Board and the information notice approved by the Financial Market Authorities (AMF), hereby authorises the Management Board, pursuant to Articles L. 225-209 et seq. of the Commercial Code, to purchase shares of Pinault-Printemps-Redoute, on one or more occasions, at times to be determined by it, up to a number of shares representing 10% of the Company's share capital on January 1, 2004, i.e. 12,240,698 shares.

The shares may be purchased by any appropriate means, including the use of derivatives or in blocks of shares, in order to:

- stabilise the market price by systematically intervening against market trends,
- purchase and sell stock depending on market conditions,
- grant stock options to Group employees and senior officers ("*mandataires sociaux*") and to sell or grant the shares to employees under stock ownership plans, as provided by law,
- conduct investments or raise financing through the delivery of shares either in connection with external development transactions or the issuance of marketable securities exchangeable or redeemable for shares in the Company,
- optimise the management of cash and shareholders' equity,
- cancel any shares purchased, in accordance with the authorisation given by the Extraordinary General Shareholders Meeting.

The shares acquired by the Company under this authorisation may be kept, sold or transferred by any appropriate method, including the use of derivatives or in blocks of shares. They may be used in connection with stock option plans granted to Group employees and senior officers, or for sale or allocation to Group employees. They may also be cancelled pursuant to applicable law.

The maximum purchase price is set at € 200 per share, and the minimum sale or transfer price is set at € 60 per share. In the event of a capital increase by capitalisation of reserves or the

awarding of free shares, or in the event of a stock split or reverse split, such amounts shall be adjusted by a multiplier equal to the ratio of the number of shares comprising the share capital before the transaction and the number after the transaction. The sale or transfer price shall, however, be set pursuant to the conditions applicable by law to stock sales or transfers made in connection with stock option plans or sales or allocations of stock to employees.

The maximum amount of the transaction is set at € 2,448,139,600.

The General Shareholders Meeting hereby grants full powers to the Management Board, with the authority to delegate, to conduct such transactions, to determine the terms and conditions thereof and to enter into any and all agreements and to execute any and all formalities.

This authorisation, which cancels the unused portion of the authorisation granted by the Ordinary General Shareholders Meeting of May 22, 2003, is granted for a period of 18 months as from the date of this Meeting.

THIRTEENTH RESOLUTION

(Ratification of the transfer of the registered office)

The General Shareholders Meeting, acting as an Ordinary General Meeting, hereby ratifies the transfer of the registered office, approved by the Supervisory Board, from 18, place Henri Bergson, 75008 Paris to 10, avenue Hoche, 75008 Paris, and the corresponding amendment to the Articles of Association.

FOURTEENTH RESOLUTION

(Authorization to execute a share capital increase by issuing, with pre-emptive subscription rights, shares, bonds and or marketable securities exchangeable or redeemable, immediately or in the future, for shares of the Company, through capitalisation of reserves, income or premiums)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report by the Management Board and the Statutory Auditors' special report, and pursuant to the provisions of the Commercial Code, notably Article L. 225-129 III, paragraph three:

1) Hereby delegates to the Management Board all powers necessary to execute a share capital increase, on one or more occasions, in the amounts and during the periods to be determined by it:

   - by issuing shares with or without stock warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately, in the future, at any time or on fixed dates, for shares in the Company by subscription, conversion, exchange, redemption, presentation of a warrant or by any other method, notably bonds with equity warrants or convertible bonds, but excluding preferred stock or investment certificates,
   - by capitalisation of reserves, earnings or premiums in the form of allocations of free shares or by raising the par value of any existing shares.

2) Hereby resolves that the total nominal amount of any capital increases made immediately or in the future under this authorisation may not exceed two hundred million euros plus the nominal amount of any additional shares to be issued by law and in accordance with contractual stipulations in order to preserve the rights of the bearers of marketable securities exchangeable or redeemable for Company shares.

3) Hereby resolves that the total nominal amount of the aforementioned warrants and/or marketable securities likely to be issued under this authorisation, either in euros or in foreign currency, or in any other unit of account established in reference to a set of currencies, may not exceed six billion euros or the exchange value of such amount.

4) Should the Management Board use this authorisation in connection with the issuance of shares with or without equity warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately, in the future, at any time or on a fixed date, for shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or by any other method:

- It is hereby resolved that any issuance(s) executed shall be reserved for shareholders who may irrevocably subscribe to new shares, and if the Management Board so decides, for revocable shares under the terms set forth by law,
- It is resolved that, if subscriptions for irrevocable or revocable shares have not absorbed the entire issuance, then the Management Board may, under the terms set forth by law, and in the order to be determined by it, limit the issuance to the amount of the subscriptions, provided that this amounts to a total of at least three quarters of the approved issuance; the Management Board may freely distribute some or all of any shares issued and not subscribed to, or it may sell on the open market some or all of any shares not subscribed to,
- It is hereby noted that, if need be, this authorisation shall automatically entail the express waiver by the shareholders in favour of the bearers of the shares issued, of their pre-emptive subscription rights to any shares exchangeable or redeemable for the shares issued; it is hereby further resolved to cancel the pre-emptive subscription rights of shareholders to any shares issued by converting convertible bonds or by exercising warrants,
- It is hereby resolved that stock warrants in the Company may be issued either by subscription offer or by allocating free shares to the owners of old shares.

5) It is hereby resolved that the sum returned or to be returned to the Company for each of the shares issued as part of this authorisation shall be at least equal to the par value of the shares at the issuance date.

The General Shareholders Meeting grants full powers to the Management Board, with the authority to delegate its Chairman, to implement this authorisation under the terms set by law, notably:

- to set the terms and conditions for the foregoing share capital increase(s) and/or issuances,

- regarding stock issuances, with or without stock warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately or in the future,

at any time or on fixed dates, for stock of the Company by subscription, conversion exchange, redemption, presentation of a warrant or by any other method:

- to determine the amount to be issued, the issuance price and, as the case may be, the amount of any issuance premium requested,
- to set the dates and terms of the issuance, the type and form of the shares to be issued, which may or may not be in the form of subordinated shares or fixed term shares, and, to set the interest rate of any debt securities, the redemption method, including by exchange, or payment through any assets or securities, the fixed or variable redemption price thereof, with or without premium,
- to determine the method for paying in full for any shares and/or securities issued,
- if necessary, to set the terms for exercising the rights attached to the securities issued and to be issued, and notably set the date on which the new shares will begin to bear interest, together with any other terms or conditions for carrying out the issuance,
- to set the terms for the buyback or exchange of any shares issued or to be issued.
- to allow for the option of suspending the exercise of the rights attached to such shares for a period not to exceed three months,
- to set the terms under which the rights of the holders of any marketable securities exchangeable or redeemable in the future for shares of the Company can be preserved as required by law, regulations and contractual stipulations.
- on its sole initiative, to charge the cost of any capital increases to the amount of the premiums related thereto and to withhold from such amount any sums necessary to raise the legal reserve to one-tenth of the new share capital after each increase.

– Regarding any share capital increases by capitalisation of reserves, earnings or issuance premiums:

- to set the amount and the nature of the sums to be capitalised, to set the number of new shares to be issued, or the amount by which the par value of any shares outstanding comprising the share capital shall be increased, and to set the date on which the new shares will begin to bear interest or the effective date of the increase in par value,
- to decide, as the case may be, by waiver of the provisions of Article L. 225-149 of the Commercial Code, that fractional shares shall not be negotiable and that the corresponding shares be sold, with the proceeds of the sale allocated to the holders of the rights no later than thirty days after the date on which the entire number of shares allocated is registered in their accounts.

– in general, to enter into any agreement, notably to execute successfully the issuance or issuances considered, to take any steps and complete any formalities required for the issuances and for the service of the stock issued under this authorisation and for exercising any rights attached thereto, to report any capital increases executed under this authorisation and to amend the Articles of Association accordingly.

The General Shareholders Meeting hereby cancels the unused portion of the global authorisation for the same purpose granted to the Management Board by the Extraordinary General Shareholders' Meeting held on May 21, 2002.

This authorisation is granted to the Management Board for a period of twenty-six months from the date of this Meeting.

FIFTEENTH RESOLUTION

(Authorization to execute a share capital increase by issuing, without pre-emptive subscription rights, warrants and/or marketable securities exchangeable or redeemable immediately or in the future for shares of the Company, including for the purpose of paying for any securities tendered to a share purchase or exchange offer or a combination thereof)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report of the Management Board and the Statutory Auditors' special report, and pursuant to the provisions of the Commercial Code, and notably Article L. 225-129 III, paragraph three thereof, as well as Articles L. 225-148, L. 225-150 and L. 228-93:

1) Hereby delegates to the Management Board all powers necessary to execute a share capital increase, on one or more occasions, in the proportions and at the times deemed appropriate by it, both in France and abroad, through the issuance:

   - by the Company of stock with or without stock warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately, in the future, at any time or on fixed dates, for shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or by any other method, notably bonds with share warrants or convertible bonds, excluding preferred stock or investment certificates. The stock may be issued as consideration for shares tendered to the Company pursuant to a share purchase or exchange offer or a combination thereof according to the terms set forth at Article L. 225-148 of the Commercial Code,

   - by companies of which it owns over half the share capital, either directly or indirectly, and with its approval:

     - either bonds with warrants for stock of the Company,
     - or marketable securities entitling the holder to the allocation of Company shares by conversion, exchange, redemption, presentation of a warrant or by any other means at any time or on fixed dates.

2) Hereby resolves that the total nominal amount of any capital increases made immediately or in the future under this authorisation may not exceed two hundred million euros plus the nominal amount of any additional shares to be issued by law and in accordance with contractual stipulations to preserve the rights of the bearers of marketable securities exchangeable or redeemable for Company shares. This limit applies to the total nominal amount of the capital increase set by the fourteenth resolution presented at the General Shareholders Meeting.

3) Hereby resolves that the total nominal amount of the aforementioned warrants and/or marketable securities likely to be issued under this authorisation, either in euros or in foreign currency, or in any other unit of account established in reference to a set of currencies, may not exceed six billion euros or the exchange value of such amount. This limit applies to the total nominal amount of the warrants and/or marketable securities set by the fourteenth resolution presented at the General Shareholders Meeting.

4) Hereby resolves to cancel the shareholders' pre-emptive subscription rights to the shares, warrants and/or marketable securities subject of this authorisation, while, however, leaving the option to the Management Board to grant to shareholders for a period and under terms to be set by it for all or part of an issuance, a preferential deadline which shall not give rise to the issuance of negotiable rights.

5) Hereby notes that, as need be, this authorisation shall automatically entail the express waiver by the shareholders in favour of the bearers of the shares issued, of their pre-emptive subscription rights to any shares exchangeable or redeemable for the shares issued; the Meeting hereby further resolves to cancel the shareholders' pre-emptive subscription rights to any shares issued by converting convertible bonds or by exercising warrants.

6) Hereby resolves that for issuances in cash, the sum returned or to be returned to the Company for each of the shares issued or likely to be issued under this authorisation, shall be at least equal to the minimum value set by the laws in effect at the time of exercise under this authorisation, which is currently governed by Article L. 225-136 of the Commercial Code, provided that in the event that autonomous stock warrants are issued for Company stock, the sum received by the Company at the time of the warrant subscriptions is factored into the calculation.

The General Shareholders Meeting grants full powers to the Management Board, with the authority to delegate to its Chairman, to implement this authorisation under the terms set by law, notably:

- to set the terms for the issuance(s) with the approval of the competent corporate bodies of any subsidiaries,
- to determine the amount to be issued, the issuance price and the amount of any issuance premium requested,
- to set the dates and terms of the issuance, the type and form of the shares to be issued, to set the coupon for debt securities which may or may not be in the form of subordinated or fixed term securities, as well as the redemption method, including by exchange, or payment through any assets or securities, the fixed or variable redemption price thereof, with or without premium,
- to determine the method for paying in full for any shares and/or securities issued,
- if necessary, to set the terms for exercising the rights associated with the securities issued and to be issued, and notably to set the date on which the new shares will begin to bear interest, together with any other terms or conditions for carrying out the issuance,
- to set the terms for the buyback or exchange of any shares issued or to be issued.
- to allow for the option of suspending the exercise of the rights attached to such shares for a period not to exceed three months,
- to set the terms under which the rights of the holders of any marketable securities exchangeable or redeemable in the future for shares of the Company can be preserved as required by law, regulations and contractual stipulations.
- to decide, as the case may be, in the order to be determined by it, that any balance of the issuance not subscribed will be distributed, on its initiative, in full or in part, or that the amount of the issuance will be limited to the amount of the subscriptions,

- more specifically, in the event of shares issued in payment for any shares contributed under a public exchange offer:
  - to draw up a list of any shares contributed in the exchange,
  - to set the issuance terms and conditions, the par rate of exchange and the amount of any stub to be paid out,
  - to determine the issuance terms under various forms of public offerings,
- solely on its own initiative, to charge the cost of any capital increases to the amount of the premiums related thereto and to withhold from such amount any sums necessary to raise the legal reserve to one tenth of the new equity capital after each increase,
- in general, to enter into any agreement, notably to successfully execute the issuance or issuances considered, to take any steps and complete any formalities required for the issuances and for the service of the stock issued under this authorisation and for exercising any rights attached thereto, to report any capital increases executed under this authorisation and to amend the Articles of Association accordingly.

The General Shareholders Meeting hereby cancels the unused portion of the global authorisation for the same purpose granted to the Management Board by the Extraordinary General Shareholders Meeting held on May 21, 2002.

This authorisation is granted to the Management Board for a period of twenty-six months from the date of this Meeting.

SIXTEENTH RESOLUTION

(Authorisation for the purpose of a capital increase by issuance, without pre-emptive subscription rights, of shares, warrants and/or marketable securities exchangeable or redeemable, immediately or in the future, for Company shares reserved for a given category of beneficiaries)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report by the Management Board and the Statutory Auditors' special report, and pursuant to the provisions of Article L. 225-138 II of the French Commercial Code, specifically paragraph two:

1) Hereby delegates to the Management Board all powers necessary to execute a share capital increase, on one or more occasions, for a maximum nominal amount of fifty million euros, bearing in mind that this limit applies to the total nominal amount of the capital increase set by the fourteenth resolution presented at the General Shareholders Meeting,

   a) through the issuance of new shares with or without stock warrants, to be subscribed to in cash or backed by receivables with or without premiums;
   b) through the issuance of marketable securities other than shares entitling the holder, either directly or indirectly, by conversion, exchange, redemption, presentation of a warrant or by any other method, to the allocation of shares at any time or on fixed dates;
   c) through the issuance of stock warrants to be subscribed to in cash or allocated without charge, provided that these warrants may be issued alone or backed by marketable securities as described in section b above issued simultaneously;
   d) through the simultaneous launch of these issuances.

The maximum nominal amount of the marketable securities representing Company receivables that may be issued under this resolution may not exceed one billion two hundred and fifty million euros or the equivalent of this amount in foreign currencies or any other accounting unit established by reference to a set of currencies. This limit applies to the total nominal amount of the warrants and/or marketable securities set by the fourteenth resolution presented at the General Shareholders Meeting.

2) Hereby resolves to cancel shareholders' pre-emptive subscription rights to the marketable securities subject of this resolution and to reserve the right to subscribe to them to (a) qualified investors as defined by Article L. 411-1 of the French Monetary and Financial Code and Decree No. 98-880 of October 1, 1998 and (b) any other investor equivalent to those referred to in (a) under foreign law.

3) Hereby notes that this authorisation shall entail the express waiver by the shareholders of their pre-emptive subscription rights to any shares exchangeable or redeemable for the shares issued in favour of the bearers of marketable securities exchangeable or redeemable for Company shares; the Meeting further resolves to cancel the shareholders' pre-emptive subscription rights to any shares issued by converting bonds or by exercising warrants.

4) Hereby resolves that the Management Board shall draw up the exact list of beneficiaries within the category of the aforementioned category of beneficiaries in favour of which the pre-emptive subscription right was cancelled and shall define the characteristics, amount and procedures pertaining to any issuance and the payment terms for the securities issued. It shall notably determine the number of shares to be issued in favour of each beneficiary and set the subscription price and coupon date of said securities, in consideration of the indications provided in its supplementary report, provided that the sum returned or to be returned to the Company for each of the shares issued under this authorisation, after accounting for the issuance price of autonomous warrants where applicable, is at least equal to the average weighted share price based on trading volumes three days preceding the issuance and adjusted for differences in coupon dates where applicable, less any discounts of a maximum of 5%.

5) Hereby resolves that, in addition to the amount of fifty million euros set in paragraph 1), shall be added the amount of additional capital increases, required to reserve the rights of holders of marketable securities and warrants that are in any way exchangeable or redeemable for Company shares.

6) Hereby resolves that, in accordance with the law, the Management Board shall have all powers, with the power to delegate under the terms defined by the law,

   (a) to implement this resolution, namely to proceed with and report on the aforementioned issuances resulting in a capital increase, proceed with the corresponding amendment to the articles of association, draw up the supplementary report required by law, execute any formalities and declarations and request any authorisations which may be necessary in order to execute these issuances,
   (b) to suspend the exercise of the rights to shares allocation attached to marketable securities issued within a timeframe of less than three months and set the terms under which the rights of the holders of any marketable securities exchangeable or

redeemable for shares shall be maintained, in accordance with legal and regulatory provisions and contractual stipulations,

(c) to take any necessary measures and execute, where applicable, any formalities required to trade the securities issued on regulated markets, charge issuance fees to the amount of premiums related to capital increases and deduct from these premiums the amounts that must be transferred to the legal reserve, i.e. one tenth of the capital increase,

(d) in the case of an issuance of marketable securities representing receivables that may be exchanged or redeemed for shares, notably in deciding whether or not to classify them as subordinate shares, to establish their interest rate and currency, whether their maturity is indefinite (where applicable), the fixed or variable redemption price thereof with or without a premium, the amortisation method based on the terms under which these shares may be exchanged or redeemed for Company shares,

(e) in the case of an issuance of marketable securities that may be exchanged or redeemed for shares, to purchase these securities on regulated or OTC markets, whether or not with the purpose of their cancellation, in accordance with the legal provisions in effect.

This authorisation is granted to the Management Board for a period of two years from the date of this Meeting.

SEVENTEENTH RESOLUTION

(Authorisation to increase the share capital by issuing, without pre-emptive subscription rights, shares or share equivalents reserved for employees and former employees belonging to an Employee Saving Scheme)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report by the Management Board and the Statutory Auditors' special report, hereby authorises the Management Board to execute, solely by its own decision, on one or more occasions, under the terms provided by the law, notably Articles L. 225-138 and L. 225-129 VII of the Commercial Code and Articles L. 443-1 et seq. of the Labour Code, a share capital increase in a nominal amount not to exceed € 4,800,000, by issuing shares or share equivalents reserved to the employees or former employees of the Company or affiliates, pursuant to the terms described in Article L. 233-16 of the French Commercial Code, belonging to an Employee Savings Scheme established for such purpose.

The total number of shares that can be subscribed to under the terms of this authorisation may not exceed 1,200,000.

The General Shareholders Meeting hereby resolves that this authorisation automatically entails cancellation of the shareholders' pre-emptive subscription rights to any shares or share equivalents issued in favour of the aforementioned employees and former employees for whom they are reserved.

The share subscription prices will be set at a minimum of 80% of the average price quoted for the Company's shares on the Euronext Paris SA Premier Marché, over the twenty trading session prior to the day on which the Management Board determines the opening date for subscriptions.

Pursuant to Article L.443-5 of the Labour Code, the General Shareholders Meeting hereby resolves that the Management Board may award free shares or share equivalents under the legal and regulatory provisions in effect.

Each capital increase will be in an amount equal to the value of shares subscribed to by employees and former employees, individually or through the company's closed-end or open-end funds governed by article L 214-40-1 of the French Monetary and Financial Code.

The General Shareholders Meeting grants full powers to the Management Board to:

- set the subscription price or prices of the shares to be issued and the coupon date,
- determine the companies and employees and former employees concerned,
- determine the characteristics and terms of issuance of securities convertible into shares,
- decide whether or not the shares can be subscribed to directly by the employees and former employees belonging to an Employee Savings Scheme or through an Employee Share Savings Fund or variable capital investment company governed by Article L. 214-40-1 of the Monetary and Finance Code,
- set the dates, deadlines and other terms and conditions for any issuances to be made,
- report the completion of any capital increases,
- charge the cost of any capital increases to the amount of the premiums related thereto,
- proceed with any corresponding amendments to the Articles of Association, apply for the listing of the securities issued and in general take any decisions, enter into any agreements and execute any and all formalities.

This authorisation is given for a period of twenty-six months from the date of this Meeting.

EIGHTEENTH RESOLUTION

(Powers)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, hereby grants full powers to the bearer of a copy or an excerpt of the minutes of this meeting to execute all legal publication formalities.

*   *   *

Appendix B

REXEL

April 19, 2004

1ST QUARTER 2004 SALES UP 1.3%*

- **Growth across all regions**
- **March sales promising: +3.2%***

Rexel consolidated sales for first quarter of 2004 amounted to €1,598 million, up 1.3% from the first three months of 2003, on a comparable structural, exchange rate and day-year basis. Sales were down 3.8% after taking into account changes in Group structure, for € 52 million (sale of Gardiner, June 30, 2003), and the unfavorable impact of exchange rate fluctuations, for € 57 million, due to the lower exchange rate of the U.S. dollar against the euro.

The sales trend by geographic area, on a constant structural, exchange rate and day-year basis, was as follows:

	Q1 2004 in € million	Q1 2004/ Q1 2003
Europe	913	+0.3%
France	*480*	*+1.4%*
Europe outside France	*433*	*-0.8%*
Americas	562	+1.8%
US	*382*	*+2.1%*
Canada	*165*	*+1.3%*
Asia-Pacific	123	+6.7%
TOTAL	**1,598**	**+1.3%**

Commenting on the Group's quarterly sales, Jean-Charles Pauze, Rexel Chairman and CEO, noted:

"After three years of declining sales, Rexel returned to organic growth during the first quarter of 2004. The sharp advance in March was partly due to the impact of raw material price increases on cables and conduits. Quarterly sales grew across all three geographic areas. Growth was moderate in Europe, with mixed performances across countries, and more significant in the Americas and the Asia-Pacific region."

**on a comparable structural, exchange rate and day-year basis*

Sales highlights for the first quarter of 2004 by geographic area were as follows:
(Sales trends compared to the first quarter of 2003 and expressed on a comparable structural, exchange rate and day-year basis.)

Europe:

- France: +1.4%

Sales growth was greatest in the electrical contractors segment (approximately 60% of sales), particularly with nationwide contractors and small electrical outfitters.

Product families achieving above-average sales growth included electrical equipment for buildings, lighting, and security and communications equipment, which together represent about 45% of Rexel France's business. Sales of industry-related product families were down from the same period in 2003.

- Germany: -8.3% (-1.4% on same-store basis)

Following the closure of 19% of all branches in 2003, Q1 2004 sales on a same-store basis were down moderately from the same period last year. March saw a significant upturn. Industrial customers and nationwide contractors (accounting for approximately 25% of sales) were the principal factor behind this improvement.

- United Kingdom: +1.5%

In a difficult market, the reorganization of logistical services and Rexel's business development initiatives, focusing notably on small installation contractors, are yielding positive results.

- Central Europe: +13.2%

Accelerated sales growth continued in the first quarter of 2004.

The Americas:

- United States: +2.1%

The trend reversal recorded during the fourth quarter of 2003 was confirmed in the first quarter of 2004. On same-store basis, sales grew by 3.2% compared with the first quarter of 2003. In March, sales were up 3.3% over the March 2003 level. Higher copper and steel prices have influenced this growth. Rexel recorded the greatest sales growth in the Southeastern region of the US. Stock sales represented 65% of first quarter sales, versus 62% in the same period in 2003.

- Canada: +1.3%

The first two months of sales in 2004 were affected by unfavorable weather conditions in Ontario (which accounts for 39% of Rexel sales in Canada), delaying important projects. In March, sales increased by 5.4% over March 2003, reflecting catch-up of postponed sales as well as the impact of price increases in cables and conduits. Stock sales represented 76% of first quarter sales, versus 74% in the same period in 2003.

Asia-Pacific:

- Australia: +5.2%

This improvement resulted from initiatives implemented in 2003, including new branch openings, sales promotions, and new supply contracts.

- New Zealand: +11.1%

The sharp advance in first quarter 2004 sales was mainly due to implementation of major customer projects in the industrial and services segments.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 21,300 employees.

Contacts

Press:	Laetitia Olivier	Tel: (33 1) 4285 5989	Email: lolivier@rexel.fr
Financial analysts/investors:	Frédéric de Castro	Tel: (33 1) 4285 7612	Email: fdecastro@rexel.fr

Website: http://www.rexel.com

Appendix C

PINAULT PRINTEMPS-REDOUTE

Paris, April 20, 2004

PRESS RELEASE

FIRST QUARTER 2004 SALES

- **Outstanding sales performance in the first quarter:**
  - **Comparable "New PPR" sales* up 7.1%**
  - **Comparable "New PPR" sales * outside France up 10.4%**
  - **Rexel comparable sales * growth across all regions up 1.3%**

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement:
"All brands of the 'New PPR', together with Rexel, achieved strong top-line growth in France and internationally during the first quarter of the year. This outstanding performance in a lackluster economic context underscores the strength of our concepts. Retail companies continued to gain market share thanks to the success of the Clio customer satisfaction program. In Luxury Goods, the later reported quarter confirms the sales rebound underway since mid-2003. Rexel has turned the corner following 11 consecutive quarters of declining revenues. I am convinced that the Group's companies and brands are poised to continue outperforming their markets."

in EUR million	Q1 2004	Q1 2003	Change	
	Reported	Reported	Reported	Comparable*
RETAIL**	**3,426.6**	**3,254.1**	**+5.3%**	**+6.2%**
LUXURY GOODS	**741.7**	**714.8**	**+3.8%**	**+11.5%**
NEW PPR	**4,168.3**	**3,968.9**	**+5.0%**	**+7.1%**
Rexel	1,597.8	1,660.8	-3.8%	+1.3%
Sold Financial Services activities	0.0	683.3	na	na
(Inter-company sales)	*(6.2)*	*(8.6)*	*na*	*na*
TOTAL	5,759.9	6,304.4	-8.6%	+5.5%

(*) On a comparable Group structure, exchange rate and day-year basis. The change on a reported basis includes the impact of the disposals of Pinault Bois & Matériaux and of Guilbert's contract business.
(**) Apparel and Lifestyle Division, Home and Leisure Division, Kadéos,CFAO.

The Group and the New PPR

- **Pinault-Printemps-Redoute**: Group sales for the first three months of 2004 rose to EUR 5,759.9 million, representing a 5.5% increase on a comparable structure, exchange rate and day-year basis. On a reported basis, sales were down 8.6% compared to the first quarter of 2003. This reflected the negative effects of changes in Group structure, which totalled EUR 726.5 million, connected with the strategic disposals of Pinault Bois & Matériaux and the "contract" business of Guilbert in the first half of 2003, together with EUR 174.5 million in unfavourable exchange rate changes, mainly due to the weakness of the US dollar, and to a lesser extent the Japanese yen and Swiss franc, in relation to the euro.

- **"New PPR"**: Sales of the "New PPR" rose to EUR 4,168.3 million, representing a 5% increase on a reported basis in spite of the unfavourable currency impact. Sales were up 7.1% on a comparable structure, exchange rate, and day-year basis.

Retail

When adjusted for changes in Group structure, exchange rates and number of days, Retail division sales climbed by a steady 6.2% compared to the prior-year period. The Home and Leisure division (+7.6%) confirmed the sustained growth reported in the previous quarter, and the Apparel and Lifestyle division reported strong first-quarter sales (+2.5%), despite a weak environment for apparel retail.

Retail activities turned in an outstanding performance in France (+4.3%). International sales rose by 9%, reflecting Retail activities increased penetration into overseas markets. Factors underpinning this performance included excellent sales growth in Europe excluding France (+8.9%) and Africa (+14.5%) as well as the first signs of recovery in the United States (+0.3%). International sales accounted for 42.4% of total Retail division sales in the first quarter of 2004, up from 41.3% in the first quarter of 2003.

Internet sales increased dramatically in the first quarter of 2004. Internet sales generated by Retail companies climbed 34.5% on a reported basis and 44.3% on a comparable basis to EUR 214.8 million by the end of the quarter. Overall, e-commerce accounted for 6.3% of total Retail sales, compared to 4.9% in the year-earlier period. This performance strengthens Pinault-Printemps-Redoute's leadership positions in online retail in Europe.

Home and Leisure Division

- **Conforama**

Conforama sales rose to EUR 718.8 million, up 4.9% on a reported basis and up 5.1% on a comparable basis. Sales growth was sustained in France (+3.9%) and even stronger on international markets (+7.7% on a comparable basis).

In France, sales growth was primarily attributable to commercial successes, the initial results from the company's brand repositioning and the new store layout introduced in 2003. The 13 stores that were adapted to the new format in 2003 reported spectacular increases in sales (+20.8%) during the first quarter. The largest store operating under the new format was inaugurated in Colombes, in the Paris suburbs, at the end of March while two stores were opened in the Toulouse area. The company plans to open three new stores and adapt 15 stores to the new format in France in the second half of 2004.

Conforama continued its expansion outside France, recording sales growth in all of the countries in which it operates. Growth was boosted by the outstanding performance of Conforama stores in Spain (+26.6%), despite the slowdown that followed the tragic events of March 11 in Madrid, Portugal (+25%), led by the success of the new store opened in Albufeira in 2003, and Croatia (+57.4%), following the opening of two new Emmezeta stores last year. Sales were also up in Switzerland (+0.6%), despite challenging trading conditions, Italy (+3%), Luxembourg (+8.8%) and Poland (+13.8%). International sales accounted for 32.4% of total sales compared to 32.1% in the prior-year period. Three new stores will be opened in Spain in the second half of 2004. In the fourth quarter, Conforama will inaugurate its first store in Italy which will join the 18 Emmezeta superstores in the country.

- **Fnac**

Sales at Fnac climbed to EUR 925.1 million in the first quarter of 2004, up 11% on a reported basis and 9.6% on a comparable basis. Sales growth was strong in France (+7.4%) and particularly buoyant overseas (+17% on a comparable basis).

In France, sales growth was once again driven by technical products, thereby reflecting Fnac's positioning as a pioneer in this category. Sales of books and music posted a solid performance.

During the quarter, sales of consumer electronics grew by 10%, and personal computer equipment by 13.9%. Book sales continued to rise, up by 5.4%. CD and DVD sales dropped slightly (-0.5%) during the quarter and reported 4.8% growth in March.

The French subsidiaries continued to record solid gains, led by Surcouf (+12.3%) and the Children's division (12.4%), which comprises the Eveil & Jeux and Fnac Junior retail chains.

First-quarter sales increased across all international markets, including Belgium (+1.5%), Portugal (+12.3%) and Spain (+17.3%), where the company has long been active. Sales growth was even more marked in countries where Fnac is a relative newcomer. On a comparable basis, sales grew by 26.5% in Switzerland and 34% in Brazil, in spite of the country's economic difficulties, and by 65.6% in Italy. International operations contributed

23% of the company's total sales, compared to 21.5% in the first quarter of 2003. In the second half of 2004, Fnac will open its second store in Madrid and its eighth store in Portugal (Albufeira). Two new stores will also be added in Brazil (Curtiba and Brasilia), bringing the total number of stores in Brazil to six.

After having increased by a factor of 1.5 in 2003, the company's Internet sales posted a spectacular growth in the first quarter of 2004, and now account for 3.5% of Fnac's total sales.

Apparel and Lifestyle Division

- **Printemps**

Printemps sales rose to EUR 228.7 million in the first quarter, a 2.9% increase on a reported and 2.3% on a comparable basis. This was an excellent performance in spite of extremely challenging conditions in textile markets.

Following a dip in the fourth quarter of 2003, department stores sales posted a 1.7% increase in the first quarter of 2004. Sales at the Printemps Haussmann store rose by 1.4%, while the Printemps Chain reported a healthy 1.9% increase. Factors contributing to this performance included reallocation of retail floor space.

The Sports division continued to perform outstandingly, posting a 12.1% rise in first-quarter sales. Citadium sales were up 3.2% while Made In Sport generated a 24.2% increase in sales.

The newly refurbished Madelios store was inaugurated on March 25, 2004. This exclusive men's department store, located in the Madeleine district of Paris, reported a 2% increase in sales in the first quarter of 2004.

- **Redcats**

Redcats sales rose to EUR 1,077.9 million in the first quarter of 2004.

Home shopping
Redcats home shopping sales totalled EUR 1,057.8 million in the first quarter. Sales were down 1.1% on a reported basis, reflecting a EUR 47.8 million negative impact from currency changes, mainly due to the depreciation of the US dollar against the euro.

Sales were up 1.9% on a comparable basis, reversing the declines recorded in the past two quarters. This was a particularly encouraging performance given the unfavourable environment for apparel retail.
Sales in France and in Europe excluding France were up 2.3% and 3.1% respectively, on a comparable basis. In the US, sales rose by 0.3%, reversing the trends of previous quarters. Redcats generated 51.5% of its total sales outside France.

Internet sales grew to EUR 177 million, representing a 45.2% increase on a comparable basis. Internet sales account for 16.7% of Redcats' total sales, representing a 4.4 point increase compared to the first quarter of 2003.

La Redoute sales rose by 0.8% in the first quarter of 2004. In France, sales fell by 2.2%. Sales declined by 7.5% in January, in contrast to an exceptionally high 12.1% increase in the same month in 2003. Over subsequent weeks, La Redoute regained ground in its home market and outpaced the sales growth of its competitors. La Redoute continued to recruit customers and had 75,000 additional customers compared to the first quarter of 2003. The specialised catalogues (Anne Weyburn, AM/PM, La Maison de Valérie) went from strength to strength, recording a 17.7% increase in sales. La Redoute also reported sustained growth in sales outside France (+9.9%), driven by sharp increases in the United Kingdom (+8.1%), Sweden (+17.3%), Switzerland (+17.3%), the US (+24.2%) and Spain (+51.8%). This reflects the company's increased presence on international markets, which now account for 24.6% of its sales in 8 countries.

Sales generated by the specialised catalogues increased by 7.3% on a comparable basis thanks to the buoyant growth recorded by the Seniors catalogues and the solid increases posted by Children and Family catalogues. The Seniors catalogues recorded a 10.3% increase in sales, driven by excellent growth in France (+10%) and, in particular, by Daxon (+15%). On international markets, the Seniors catalogues reported a 11% increase in sales thanks to the contributions from Daxon in the United Kingdom and in Germany. Sales in the Children and Family catalogues grew by 4.2%, as the decline in Cyrillus sales (-18.8%) was largely offset by the sharp increase in Vertbaudet sales (+17.6%) thanks to the success of the spring-summer collection and the very favourable response from customers to the new children's bedware catalogue "Histoires de Chambres".

In the United Kingdom, the UK brands achieved 1.5% growth on a comparable basis. This marked improvement was largely driven by enhancements to Empire's merchandise offering and catalogue marketing, by sales development initiatives in the sales agent network, and by the encouraging results from the new direct-sales catalogue, The Store, which is targeted at younger consumers.

In Scandinavia, sales declined by 6.2% due to contrasting trends which saw strong growth in sales by Josefssons, in particular in Norway, and a slump in sales by Ellos due to a poor performing spring-summer catalogue. The Nuova catalogue for seniors, which was launched in 2003, was very favourably received by customers.

In the US, Brylane achieved flat sales on a comparable basis, thereby reversing past declines. The Home-Lifestyle product group reported a dip in sales (-0.5%), on the back of a particularly strong first quarter in 2003. Brylane Wishes and Brylane Kitchen are pursuing their development. Sales of the Misses division were virtually unchanged (-0.3%) due to the mixed performances of Lerner (+23.9%), which has completed a successful brand repositioning, and Chadwick's (-4.8%), which is currently being repositioned. The Special Sizes apparel group grew by 0.3% in a challenging environment. This performance was notably attributable to the growth achieved by Lane Bryant (+9.6%), while Roaman's continued its repositioning.

Non-divested financial services businesses

Sales of n*on-divested financial services businesses* amounted to EUR 20.1 million in the first quarter. Sales increased strongly on a reported basis (+37.7%) and on a comparable basis (+41.5%).

- **Orcanta**

The women's lingerie store chain reported EUR 13.1 million in sales, up 7.4% on a reported basis and 6.4% on a comparable basis.

Kadéos

Europe's leading gift voucher provider maintained a steady pace of expansion. On a comparable basis, revenues (commisions on voucher issuances) rose by 19.2% to EUR 3.1 million in the first quarter of 2004.

CFAO

CFAO's sales climbed to EUR 455.6 million in the first quarter, representing an increase of 10.8% on a reported basis and of 13% on a comparable basis. This sustained increase, despite declines in certain industrial activities, reflected the excellent performances recorded in its main businesses and across all regions.

Excluding pharmaceuticals and technologies business sales grew by 10.9% as persistent difficulties in Niger, Cameroon and Gabon were largely offset by outstanding performances in the French overseas departments and territories (+27% on a comparable basis), North Africa (+47.2%) and southern and eastern Africa (+10.3%).

The pharmaceuticals business continued to post strong growth, achieving a 15.3% increase in sales on a comparable basis. Sales edged up by 8.8% in the French overseas departments and territories and by 22.9% in Africa, thanks to particularly strong gains in a number of countries and the stellar growth recorded in Egypt (+109.4%).

CFAO's technologies business continued its fast-paced growth and recorded a 30.7% increase in sales on a comparable basis. The largest gains were recorded in Algeria, Senegal, Gabon and Nigeria.

Luxury Goods

Sales of the Luxury Goods division reflect Gucci Group activity for the period November 2003 to January 2004.

Luxury Goods sales rose to EUR 741.7 million, representing an increase of 11.5% on a constant structure and exchange rate basis and a 3.8% increase on a reported basis. This figure includes EUR 49.7 million in negative currency effects which were primarily related to the depreciation of the US dollar and Japanese yen in relation to the euro.

Gucci: First quarter-sales grew to EUR 466.1 million, up 5.4% on a reported basis. In the first quarter, retail sales increased by 15.5% on a constant exchange rate basis, driven by excellent

growth in Europe (+13.5%), the US (+25.2%), Japan (+8.5%) and Asia excluding Japan (+25%). Sales to franchise stores, duty-free and department and specialty stores increased by 7.2% on a constant exchange rate basis. Leather goods and footwear sales were particularly strong with an increase in retail sales on a constant exchange rate basis of 21.2% and 13.2% respectively.

Yves Saint Laurent sales rose by 2.4% on a reported basis to EUR 42.7 million. Retail sales soared by 44.9% on a constant exchange rate basis, fuelled by buoyant growth in the US (+45.3%), Japan (+67.5%) and Asia excluding Japan (+106.4%). In Europe, retail sales expanded by 27%. Leather goods sales continued to grow strongly (+34.7%) thanks to the success of the "Saint Tropez" handbag and the new "Mala Mala" line. Footwear sales increased by an impressive 20%.

YSL Beauté sales were down 3.5% at EUR 155.5 million. Sales of YSL make-up and skin care products increased respectively by 9.6% and 25.2% on a constant exchange rate basis.

The other brands reported sales of EUR 77.3 million, up 11%. **Bottega Veneta** recorded a 52.5% increase in retail sales on a comparable exchange rate basis. This excellent performance was attributable to the brand's strength and to the outstanding increases in sales in the US (65.3%), Asia excluding Japan (121.8%), Japan (40%), and Europe (35.3%). **Sergio Rossi**'s retail sales increased by 29.7% on a comparable exchange rate basis, notably thanks to the success of the "Cruise" collection. Emerging brands, **Stella McCartney, Alexander McQueen** and **Balenciaga** all recorded strong increases in first-quarter sales.

REXEL

Rexel sales rose to EUR 1,597.8 million in the third quarter, representing a 1.3% increase on a comparable basis. The 3.8% decline on a reported basis was attributable to a EUR 57 million unfavourable change from currency fluctuation, chiefly from the depreciation of the US dollar against the euro, and the EUR 52 million negative effects of changes in the scope of consolidation, due to the Gardiner disposal.

After eleven consecutive quarters declining sales, Rexel achieved an increase in sales on a comparable basis in the first quarter of 2004.

Comparable sales increased in all of the regions in which Rexel operates: +0.3% in Europe, + 1.8% in the Americas, + 6.6% in Asia-Pacific.

In March, the 3.2% increase in comparable sales provided a further indication of the turnaround underway at Rexel.

in EUR million	Q1 04	Q1 03	Change	
	Reported	Reported	Reported	Comparable*
Conforama	718.8	685.3	+4.9%	+5.1%
Fnac	925.1	833.7	+11.0%	+9.6%
Mobile Planet	4.3	5.0	-14.0%	+0.0%
Lesiure and Household Goods division	***1,648.2***	***1,524.0***	***+8.1%***	***+7.6%***
Printemps	228.7	222.3	+2.9%	+2.3%
Redcats	1,077.9	1,084.3	-0.6%	+2.5%
Orcanta	13.1	12.2	+7.4%	+6.4%
Apparel and Lifestyle division	***1,319.7***	***1,318.8***	***+0.1%***	***+2.5%***
Kadéos	3.1			+19.2%
CFAO	455.6	411.3	+10.8%	+13.0%
RETAIL	**3,426.6**	**3,254.1**	**+5.3%**	**+6.2%**
LUXURY GOODS	**741.7**	**714.8**	**+3.8%**	**+11.5%**
New PPR	**4,168.3**	**3,968.9**	**+5.0%**	**+7.1%**
Rexel	1,597.8	1,660.8	-3.8%	+1.3%
Pinault Bois & Matériaux	0.0	329.7	na	na
Guilbert	0.0	353.6	na	na
(Inter-company sales)	*(6.2)*	*(8.6)*	*na*	*na*
TOTAL	5,759.9	6,304.4	-8.6%	+5.5%

CONTACTS

Media:	**Thomas Kamm**	**00 331 45 64 63 46**
	Catherine Malek	**00 331 45 64 61 20**
Analysts/Investors:	**David Newhouse**	**00 331 45 64 63 23**
	Alexandre de Brettes	**00 331 45 64 61 49**

Media website: www.pprlive.com

Analysts/investors website: www.pprfinance.com

Appendix D

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, April 23, 2004

PPR MAKES ADDITIONAL SEC FILING IN CONNECTION WITH GUCCI OFFER

Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA) announced today that, in compliance with applicable U.S. securities regulations, it has filed certain additional information with the U.S. Securities and Exchange Commission relating to its pending offer to purchase all of the outstanding common shares of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) that are not beneficially owned by PPR, at a price of $85.52 per share in cash. This information includes the audited financial information of Gucci for the fiscal year ended January 31, 2004 that was made publicly available by Gucci on April 19, 2004.

As previously disclosed, the tender offer is scheduled to expire at 3:00 p.m., Central European Time, 9:00 a.m., New York City time, on Thursday, April 29, 2004, with payment to be made by PPR to the paying agents for the offer on April 30, 2004.

Investors, security holders and other interested parties may obtain a free copy of the additional information referred to above, as well as an updated Offer to Purchase including such additional information for purposes of convenience only (but not the related transmittal documents), at www.pprfinance.com and at www.guccigroup.com. The updated Offer to Purchase referred to above may also be downloaded from www.sec.gov. As noted below, investors and other interested parties may also obtain free copies of the documentation by contacting PPR's or Gucci's investor relations departments, or by contacting ABN AMRO as described below.

The Information Agents for the tender offer are MacKenzie Partners, Inc. and Innisfree M&A Incorporated. Contact information for these entities is set forth below.

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

Gucci Group N.V. *is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.*

PINAULT
PRINTEMPS-REDOUTE

Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR's Investor Relations Department at +33 1 45 64 63 25, Gucci Group's Investor Relations Department at +39 055 75 92 24 56 or ABN AMRO via email at prospectus@nl.abnamro.com. The updated Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR's website at www.pprfinance.com.

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PPR Contacts

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site:	www.pprlive.com	
Analysts/investors site:	www.pprfinance.com	

Information Agents Contact Information

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Toll-Free: +1 800 322 2885
or
Call Collect: +1 212 929 5500

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, New York 10022
Call Toll-Free from the E.U.:
00-800-7710-9971
Call Toll-Free in the U.S. and Canada:
+1 877 825 8772
Call Collect from All Other Countries:
+1 646 822 7428

Appendix E

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, April 29, 2004

PPR ANNOUNCES INITIAL RESULTS OF OFFER TO PURCHASE GUCCI PUBLIC SHARES

- **PPR To Beneficially Own Approximately 99.23% of Outstanding Gucci Shares Following Initial Phase of Offer**
- **For Dutch Purposes, Offer Declared Unconditional**
- **PPR Will Provide for Subsequent Offering Period**

Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA) announced today that it had completed the initial offering period in connection with its offer to purchase all of the outstanding common shares (the "Gucci Shares") of Gucci Group N.V. ("Gucci") that are not already beneficially owned by PPR. In this connection, for Dutch purposes (more specifically in accordance with article 9t paragraph 4 of the Dutch Decree on the Supervision of the Securities Trade 1995), it has declared its offer unconditional. As stated in the tender offer document of 1 April 2004, PPR will pay $ 85.52 in cash per Gucci Share validly tendered and transferred. Payment will be made by PPR to the paying agents for the offer on 30 April 2004.

On the expiration of the initial tender period, at 3.00 p.m. Central European time (9 a.m. New York time) today, 33,267,342 Gucci Shares were tendered into the offer and not withdrawn. In addition, 1,364,670 Gucci Shares were tendered into the offer by notice of guaranteed delivery. Together with the Gucci Shares already owned by PPR, this represents approximately 99.23% of the total number of Gucci Shares outstanding. All Gucci Shares validly tendered (and delivered) and not withdrawn before the expiration of the initial offering period have been accepted and payment will be made promptly. For all Gucci Shares represented by notices of guaranteed delivery, which were received prior to the expiration of the initial offering period, payment will be made promptly after the Gucci Shares are delivered.

PPR also announced today that pursuant to the terms of its offer, it will provide for a subsequent offering period. Holders of Gucci Shares who did not yet tender into the offer, are given the opportunity to tender their Gucci Shares during this subsequent offering period which shall start today and shall expire at 3 p.m. (Central European time), (9 a.m. New York time) on 20 May 2004 under the conditions set out in the tender offer document.

For holders of Gucci Shares traded on the Amsterdam stock exchange ("Gucci Ordinary Shares") who have validly tendered their Gucci Ordinary Shares before the expiration of the tender period and subsequently have transferred their Gucci Ordinary Shares through their bank or stockbroker to ABN AMRO Bank N.V. ("ABN AMRO") before 12.00 a.m. Amsterdam time on 30 April 2004, payment, in principle, will be made to their bank or stockbroker on that day. If the Gucci Ordinary Shares have been validly tendered before the expiration of the

tender period but without having been transferred before 12.00 a.m. Amsterdam time on 30 April 2004, the bank or stockbroker of such holders of Gucci Ordinary Shares will, in principle, receive payment on the first business day after the date on which the Gucci Ordinary Shares have been transferred through such bank or stockbroker to ABN AMRO, provided that such transfer has been effected before 12.00 a.m. Central European time.

The U.S. Dealer-Manager for the tender offer is J.P. Morgan Securities Inc., and the Information Agents for the tender offer are MacKenzie Partners, Inc. and Innisfree M&A Incorporated. Contact information for these entities is set forth below.

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

Gucci Group N.V. *is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.*

Investors and security holders are strongly advised to read the tender offer statement (as updated and amended) and recommendation/solicitation statement (as updated and amended) regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR's Investor Relations Department at +33 1 45 64 63 25, Gucci Group's Investor Relations Department at +39 055 75 92 24 56, or ABN AMRO via email at prospectus@nl.abnamro.com. The updated Offer to Purchase, as amended (but not the related transmittal documents) may also be downloaded from PPR's website at www.pprfinance.com.

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PINAULT
PRINTEMPS-REDOUTE

PPR Contacts

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site:	www.pprlive.com	
Analysts/investors site:	www.pprfinance.com	

U.S. Dealer Manager Contact Information

J.P. Morgan Securities Inc.
277 Park Avenue
New York, NY 10172
Toll free number: +1 888 622 6227
Call collect number: +1 212 622 2299

Information Agents Contact Information

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Toll-Free: +1 800 322 2885
or
Call Collect: +1 212 929 5500

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, New York 10022
Call Toll-Free from the E.U.:
00-800-7710-9971
Call Toll-Free in the U.S. and Canada:
+1 877 825 8772
Call Collect from All Other Countries:
+1 646 822 7428

Appendix F

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, April 29, 2004

PPR RECEIVES SUSPENSION ORDER FROM CONSOB RELATING TO ITALY

Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA) announced that it has received an order from the Italian securities regulator CONSOB which assumes that the offer PPR is making for all outstanding shares of Gucci is directed at shareholders of Gucci resident in Italy and therefore seeks to suspend the offer in Italy.

As indicated in its tender offer document, PPR states, and CONSOB has been so informed, that its offer was never intended to be directed at Italian residents. Therefore no tenders made by Gucci shareholders resident in Italy will be processed, validated or settled. Representatives of PPR are discussing these matters with CONSOB.

Investors and security holders are strongly advised to read the tender offer statement (as updated and amended) and recommendation/solicitation statement (as updated and amended) regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR's Investor Relations Department at +33 1 45 64 63 25, Gucci Group's Investor Relations Department at +39 055 75 92 24 56, or ABN AMRO via email at prospectus@nl.abnamro.com. The updated Offer to Purchase, as amended (but not the related transmittal documents) may also be downloaded from PPR's website at www.pprfinance.com.

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. Such tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PINAULT
PRINTEMPS-REDOUTE

PPR Contacts

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site:	www.pprlive.com	
Analysts/investors site:	www.pprfinance.com	

U.S. Dealer Manager Contact Information

J.P. Morgan Securities Inc.
277 Park Avenue
New York, NY 10172
Toll free number: +1 888 622 6227
Call collect number: +1 212 622 2299

Information Agents Contact Information

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Toll-Free: +1 800 322 2885
or
Call Collect: +1 212 929 5500

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, New York 10022
Call Toll-Free from the E.U.:
00-800-7710-9971
Call Toll-Free in the U.S. and Canada:
+1 877 825 8772
Call Collect from All Other Countries:
+1 646 822 7428

Appendix G

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, April 30, 2004

PPR MAKES CLARIFICATION IN CONNECTION WITH ITALIAN SUSPENSION ORDER

Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA), after a request from the Italian securities regulator CONSOB in connection with the PPR press release issued on 29 April 2004, makes the following clarification, specifying that the offer document pursuant to which PPR was offering to acquire all of the outstanding shares of Gucci Group NV (Euronext Amsterdam: GCCI.AS) contained the following warning:

> "The distribution of the Offer to Purchase and any separate documentation relating to the Offer and the making of the Offer may, in some jurisdictions, be restricted or prohibited by applicable law. The Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of the Offer to Purchase or other documentation relating to the Offer should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of [Gucci] Shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay."

The purpose of this language in the offer document was to exclude all jurisdictions where the making of the offer was not proper, including Italy. This issue was clarified with CONSOB following the receipt of CONSOB's suspension order regarding Italy on 29 April 2004. Since the offer was never intended to be directed at Italian residents, no tenders made by Gucci shareholders resident in Italy will be processed, validated or settled.

Investors and security holders are strongly advised to read the tender offer statement (as updated and amended) and recommendation/solicitation statement (as updated and amended) regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR's Investor Relations Department at +33 1 45 64 63 25, Gucci Group's Investor

PINAULT
PRINTEMPS-REDOUTE

Relations Department at +39 055 75 92 24 56, or ABN AMRO via email at prospectus@nl.abnamro.com. The updated Offer to Purchase, as amended (but not the related transmittal documents) may also be downloaded from PPR's website at www.pprfinance.com.

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. Such tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PPR Contacts

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site:	www.pprlive.com	
Analysts/investors site:	www.pprfinance.com	

Appendix H

PRESS RELEASE

Paris, May 21, 2004

PPR ANNOUNCES COMPLETION OF SUBSEQUENT OFFERING PERIOD FOR OFFER TO PURCHASE GUCCI PUBLIC SHARES

- **PPR to Beneficially Own Approximately 99.39% of Outstanding Gucci Shares**
- **PPR to Commence Compulsory Buy-Out Procedure For Remaining Gucci Shares Promptly**

Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA) announced today that on May 20, 2004, it completed the subsequent offering period in connection with its offer to purchase all of the outstanding common shares (the "Gucci Shares") of Gucci Group N.V. ("Gucci") that are not already beneficially owned by PPR. The terms of the offer were set forth in an offer document, dated April 1, 2004 (and subsequently revised), and the commencement of the subsequent offering period was announced in a press release dated April 29, 2004 and in an advertisement published in The Netherlands on April 30, 2004.

On the expiration of the subsequent offering period, at 3.00 p.m. Central European time (9:00 a.m. New York time) on May 20, 2004, 1,128,927 Gucci Shares were tendered into the offer during the subsequent offering period, representing approximately 1.09% of the total Gucci Shares outstanding. Together with the Gucci Shares already owned by PPR (including the Gucci Shares tendered and not withdrawn during the initial offer period), this represents approximately 99.39% of the total number of Gucci Shares outstanding. This final percentage includes adjustments to the total number of Gucci Shares tendered to account for shares that were not delivered to PPR despite PPR's receipt of notices of guaranteed delivery and for Euroclear transactions that were cancelled in response to the CONSOB suspension order in Italy. PPR has paid or will pay US$85.52 in cash per Gucci Share validly tendered and transferred during the subsequent offering period.

PPR also announced today that, having acquired over 95% of the outstanding Gucci Shares, it intends to promptly commence a compulsory buy-out procedure (*uitkoopprocedure*) under Dutch law, pursuant to which PPR will seek a court order requiring the sale to PPR of all remaining Gucci Shares that are not beneficially owned by PPR. A summary of the compulsory buy-out procedure is contained in PPR's tender offer statement (as updated and amended), which has been filed with the U.S. Securities and Exchange Commission. If the relevant court approves the compulsory buy-out procedure, all remaining Gucci shareholders, including those who are resident in Italy and who were therefore excluded from both the initial and the subsequent offering periods, will be required to sell to PPR all of the Gucci Shares that they hold.

PINAULT PRINTEMPS-REDOUTE

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (Group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

Gucci Group N.V. *is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. will be delisted from the Official Stock Market of Euronext Amsterdam as of July 1, 2004. The New York Stock Exchange, Inc. has suspended trading in, and has commenced the process of delisting of, Gucci Shares.*

Solely for informational purposes, the updated Offer to Purchase, as amended (but not the related transmittal documents) may be downloaded from PPR's website at www.pprfinance.com and is also available at www.sec.gov.

PPR Contacts

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site:	www.pprlive.com	
Analysts/investors site:	www.pprfinance.com	

Appendix I

REXEL

May 24, 2004

PACE OF SALES GROWTH STEPS UP IN APRIL: +4.1 %*

At the Ordinary and Extraordinary General Meetings of Rexel shareholders to be held in Paris today at 10:00 a.m., Jean-Charles Pauze, Rexel Chairman and C.E.O., will review the Group's activity as of the end of April.

The sales trend by geographic area, on a constant structural, exchange rate and day-year basis, was as follows:

	April 2004 in € million	April 2004/ April 2003	Reminder Q1 2004/ Q1 2003
Europe	308	+1.8%	+0.3%
France	*157*	*+2.6%*	*+1.4%*
Europe outside France	*151*	*+0.9%*	*-0.8%*
America	203	+7.3%	+1.8%
US	*138*	*+9.3%*	*+2.1%*
Canada	*59*	*+3.6%*	*+1.3%*
Asia-Pacific	41	+7.3%	+6.7%
TOTAL	**552**	**+4.1%**	**+1.3%**

Mr. Pauze noted:

"During the month of April, the increase in sales we have achieved since the beginning of the year continued at an accelerated pace.

"Sales are up in every single region where Rexel operates: the Asia-Pacific zone continues to experience sustained progress; in Europe, the first four months of 2004 show a return to growth; in America, and in particular in the US, sales are up sharply, with each region contributing higher sales.

"The quality of this performance, consistent with our profitability objectives, underscores the validity of our commercial development strategy."

Rexel (PPR Group) is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 21,300 employees in 2003.

**sales trend on a constant structural, exchange rate and day-year basis.*

Contacts
Press: Laetitia Olivier Tel: (33 1) 4285 5989 Email: lolivier@rexel.fr
Financial analysts/Investors: Frédéric de Castro Tel: (33 1) 4285 7612 Email: fdecastro@rexel.fr

Website: http://www.rexel.com